FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

Report of Foreign Issuer

Pursuant to rule 13a-16 or 15d-16 of
The Securities Exchange Act of 1934

CANARC RESOURCE CORP.

#810 – 625 Howe Street, Vancouver, British Columbia, V6C 2T6

EXHIBIT LIST

99.1     Consolidated Financial Statements for the Three Months ended March 31, 2020
99.2     Management Discussion and Analysis for the Three Months ended March 31, 2020
99.3     Certification of Interim Filings - CEO
99.4     Certification of Interim Filings - CFO

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Canarc Resource Corp. (Registrant) Date: May 14, 2020 /s/ Scott Eldridge, Scott Eldridge Chief Executive Officer